SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE
13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. 31)

The Chalone Wine Group, Ltd.

(Name of Issuer)

Common Stock (no par value)

(Title of Class of Securities)

157639105

(CUSIP Number)

Francis S. Currie Davis Polk & Wardwell 1600 El Camino Real Menlo Park, CA 94025 1-650-752-2002

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 20, 2004

(Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f), or 13d-1(g), check the following box. ☐

Page 1 of 4 Pages

CUSIP No. 157639105	13D	Page 2 of 4 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Domaines Barons de Rothschild (Lafite) SCA Triple Wines, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION France
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 6,784,670
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 6,784,670
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,784,670
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 49.6%
14	TYPE OF REPORTING PERSON* PN

     Domaines Barons de Rothschild (Lafite) SCA (the “Reporting Person”) hereby amends and supplements its Report on Schedule 13D, originally filed on April 19, 1989 (as heretofore amended and supplemented by Amendment Nos. 1 through 30, the “Schedule 13D”) with respect to the purchase of shares of common stock, no par value, (the “Shares”) of The Chalone Wine Group, Ltd. (the “Company”). Capitalized terms not otherwise defined herein shall have the respective meaning ascribed thereto in the Schedule 13D.

     Other than as set forth herein, there has been no material change in the information set forth in the Schedule 13D.

Item 4. Purpose of the Transaction.

      Item 4 of the Schedule 13D is supplemented as follows:

     On December 13, 2004, the Company announced that it had received an acquisition proposal from Diageo North America, Inc. (“Diageo”) to acquire the Company in a transaction in which the shareholders of the Company would receive $13.75 per share in cash plus continued wine benefits in exchange for their existing Shares of the Company. The Reporting Person and the other LLC Members have determined that they will not propose adjustments in the terms and conditions of the Definitive Merger Agreement which would cause such acquisition proposal to no longer be a Superior Proposal.

     On December 17, 2004, the Reporting Person and the other LLC Members entered into a Consent and Waiver Agreement for the benefit of Diageo, Double Wines, Inc. and the Company (the “Consent and Waiver Agreement”). A copy of the Consent and Waiver Agreement is attached hereto as Exhibit 16 and incorporated herein by reference. Pursuant to the Consent and Waiver Agreement, the parties agreed that in consideration of Diageo making an irrevocable offer to enter into a transaction whereby each Share of the Company will be converted into the right to receive $14.25 per share in cash (the “Amended Diageo Proposal”), (i) each of the Reporting Company and Triple Wines permits, and consents to, Diageo making the Amended Diageo Proposal, and waives any and all rights it may have under Sections 4.4(b) or 4.4(c) of the Definitive Merger Agreement or otherwise in connection with the Amended Diageo Proposal to receive notice of the Amended Diageo Proposal and/or to propose adjustments to the terms and conditions of the Definitive Merger Agreement that would cause the Amended Diageo Proposal to no longer be a Superior Proposal, (ii) each of the LLC Members and Triple Wines waives any and all rights it may have against each of the Company and Diageo in connection or relating to (1) the efforts by the LLC Members and Triple Wines to acquire the Company or (2) the negotiation and execution of the merger agreement memorializing the Amended Diageo Proposal (the “Diageo Merger Agreement”); provided, however, that (A) the Reporting Person does not waive its rights pursuant to Sections 4.6 and 6.2 of the Definitive Merger Agreement or (ii) its rights to receive the merger consideration in connection with any merger contemplated by the Amended Diageo Proposal with respect to the Shares owned directly or indirectly by it, and (B) no party waives any rights pursuant to any commercial arrangements not arising out of or related to the Definitive Merger Agreement or the AEJV, (iii) the Reporting Person confirms, acknowledges and agrees that its obligations pursuant to Section 6.2(c) of the Definitive Merger Agreement are in full force and effect and are enforceable in accordance with their terms and shall survive any termination of the Definitive Merger Agreement and/or the AEJV in connection with any determination by the Company to enter into a transaction with Diageo or any of its affiliates and, until such time as the Diageo Merger Agreement has been terminated, shall not be waived, modified or amended without the express written consent of Diageo, (iv) the LLC Members confirm, acknowledge and agree that their obligations pursuant to the Confidentiality Agreement have not been amended or modified in any respect, are in full force and effect and are enforceable in accordance with their terms and shall survive any termination of the Definitive Merger Agreement and/or the AEJV and, until such time as the Diageo Merger Agreement has been terminated, shall not be waived, modified or amended without the express written consent of Diageo, and (v) the LLC Members agree, until such time as the Diageo Merger Agreement has been terminated, that Diageo can directly enforce any or all of the Company’s rights under the respective Confidentiality Agreement between it and the Company.

     On December 18, 2004, the Reporting Person received notice that pursuant to Sections 4.4(b) and 6.1(d) of the Definitive Merger Agreement, the Company had terminated the Definitive Merger Agreement, effective immediately. In accordance with Section 6.2(b) of the Definitive Merger Agreement, Diageo, on behalf of the Company, will wire the Reporting Person the termination fee of $2,475,000 no later than December 21, 2004. Pursuant to the terms of the AEJV, upon the termination of the Definitive Merger Agreement, the AEJV and the LLC Members obligations to consummate the transactions thereunder were also immediately terminated. The LLC Members remain in discussion regarding the allocation of certain fees and expenses.

Item 7. Material to be Filed as Exhibits.

     Item 7 of the Schedule 13D is supplemented as follows:

     Exhibit 16: Consent and Waiver, dated as of December 17, 2004, by and among the Reporting Person, Triple Wines, CBI, HVI, Diageo, Double Wines, Inc. and the Company.

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 20, 2004

Date

/s/ Christophe Salin

Signature

Christophe Salin, Managing Director

(Name/Title)